Skadden, Arps, Slate, Meagher & Flom LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

http://www.skadden.com

August 14, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-144256)

Dear Mr. Schoeffler:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on July 2, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 30, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 1 to the Registration Statement.

Och-Ziff Capital Management Group LLC

August 14, 2007

General

1.	Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

The Company respectfully advises the Staff that it will include an estimated price range of the offering price for the Class A shares as well as all other information required by the federal securities laws on the cover page as well as in the body of the prospectus in a subsequent pre-effective amendment. The Company also acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness.

2.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

The Company respectfully advises the Staff that it does not presently intend to use any artwork or other graphics in the prospectus.

3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by the NASD. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from the NASD informing us that the NASD has no additional concerns.

The Company respectfully advises the Staff that the underwriters will arrange to have the NASD, prior to the effectiveness of the Registration Statement, call the Staff or provide the Staff with a letter indicating that the NASD has cleared the filing and has no additional concerns.

Och-Ziff Capital Management Group LLC

August 14, 2007

4.	Page 49 of the S-l briefly describes why you do not believe that Och-Ziff Capital Management Group LLC is an investment company under the Investment Company Act of 1940 (“Company Act”). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Och-Ziff Capital Management Group LLC as well as Och-Ziff Corp, Och-Ziff Holding, OZ Management, OZ Advisors I and OZ Advisors II (the “Och-Ziff entities”), prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

(a)	Please identify and explain any interests in the Och-Ziff funds held by or through Och-Ziff Capital Management Group LLC. For instance, please explain if interests in the Och-Ziff funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Och-Ziff entities make contributions to the capital of the Och-Ziff funds in connection with or apart from the general partner interests? What are the values with regard to each Och-Ziff fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

(b)	Please explain why an investment in Och-Ziff Capital Management Group LLC is not equivalent to an investment in a fund of funds.

In addition, please explain if Och-Ziff Capital Management Group LLC is relying on rule 3a-1 under the Company Act.

The Company respectfully submits that it is not an investment company under either the orthodox investment company test set forth in section 3(a)(1)(A) of the Company Act or the inadvertent investment company test set forth in section 3(a)(1)(C) of the Company Act. The Company is a holding company that, through its wholly owned subsidiaries, operates as an alternative asset manager with approximately $29.1 billion of assets under management and over 700 fund investors and with investment securities comprising less than 40% of its total assets on an unconsolidated basis, in each case as of June 30, 2007.

Throughout the Company’s responses to Staff comment numbers 4-7, when it discusses its historical operations, the Company refers to the Och-Ziff Operating Group, collectively, prior to the completion of the reorganization transactions described in the prospectus without consolidating its financial information with that of the Och-Ziff funds in order to provide a clearer picture of the Company’s operations. This is consistent with Section 3(a)(1)(C), which requires the Company’s investment company status to be analyzed on an unconsolidated basis.

Section 3(a)(1)(A). Section 3(a)(1)(A) of the Company Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. The Company is not an orthodox investment company because it is presently and since its formation has been an investment adviser primarily focused on investing the assets of others, not an investment company focused on investing for its own account.

Och-Ziff Capital Management Group LLC

August 14, 2007

Whether an issuer is engaged “primarily” in an investment company business is a factual determination. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.1 Criteria applicable to nearly every situation include:

•	the issuer’s historical development;

•	its public representations concerning its activities;

•	the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

•	the nature of its present assets; and

•	the sources of its present income.

Of the five listed criteria, the most significant ordinarily are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).2

The Company is primarily engaged in the business of providing investment advisory and management services to third parties in exchange for contractual fees determined by reference to a percentage of assets under management and incentive income for serving as the general partner or investment manager of funds that it manages. For the Company’s 2006 fiscal year, more than 60% of the Company’s revenues (after giving effect to the deconsolidation) was derived from investment management fees and incentive income for providing investment advisory services and management services. In addition, as described below, the value of the Company’s general partner interests (including the value of the management contracts with funds for which the Company serves as general partner) represents more than 60% of the value of the Company’s total assets on an unconsolidated basis as of June 30, 2007. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is primarily engaged through its wholly owned subsidiaries in the investment management business and not in the business of investing, reinvesting or trading in securities for its own account.

1.

See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947) (“Tonopah Mining”); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (“Financial Funding”).

2.

See Dan River, 701 F.2d at 291 n.14 (noting special importance of composition of assets and source of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and source of income).

Och-Ziff Capital Management Group LLC

August 14, 2007

The other three factors developed by the Commission and the courts also indicate that the Company is primarily engaged in the investment management business rather than an “investment company.” The Company was founded in 1994 with the goal of building an investment management business and since that time has been, and has held itself out as being, primarily engaged in providing investment advisory services. Disclosure with respect to the Company’s business contained in the Registration Statement is consistent with this fact. In addition, the Company states on page 46 that it intends to conduct its operations so that it will not be an investment company under the Investment Company Act. Finally, as an investment management company the Company’s officers and employees devote substantially all of their time and efforts providing investment advisory and management services to others or in support of these activities, such as investor relations and operational services. These activities are consistent with the Company being an investment manager.

Section 3(a)(1)(C). Section 3(a)(1)(C) of the Company Act defines an investment company to include an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets, exclusive of Government securities (as defined by section 2(a)(41) of the Company Act) and cash items, on an unconsolidated basis. Section 3(a)(2) of the Company Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the Company Act.

The Company is and will continue to be engaged, through wholly owned subsidiaries, in the business of providing asset management and investment advisory services to others and not in the business of investing, reinvesting, owning, holding or trading in securities for its own account. Moreover, both prior to and after giving effect to the proposed reorganization and offering described in the Company’s preliminary prospectus, investment securities will comprise less than 40% of the total assets of the Company.

A significant majority of the Company’s assets (owned through its wholly owned subsidiaries) are general partner interests through which it controls the day to day management of the funds that it manages. These interests are not investment securities.3 The

[3]

See Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981) (general partner interests); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 333-34 (S.D.N.Y. 1999) (managing member interests); see also Andrew Donohue, Director, Division of Investment Management, U.S. Securities & Exchange Commission, Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n.3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

Och-Ziff Capital Management Group LLC

August 14, 2007

Company also owns (through its wholly owned subsidiaries) miscellaneous other assets, including a limited partner interest (with a capital account balance of $41.3 million as of June 30, 2007) in the funds that it manages.

The Company Act requires the Company’s Board of Directors to determine the fair value (i) of any securities that it owns for which market quotations are not readily available and (ii) of any other property owned by the Company. The Company intends for its Board of Directors to make this determination as soon as practicable. In making this determination, the directors will consider information provided by management of the Company and by a third party valuation expert. The valuation expert will complete its work and the Company’s Board of Directors will meet to determine the value of the Company’s assets prior to the time that the Company requests acceleration of the effectiveness of its registration statement. Following this Board of Directors meeting, the Company will supplementally provide to the Staff information relating to each Och-Ziff entity and, for each entity, the value of each class of its assets as determined by the Board, including the general partner interests, investment management agreements and investment securities owned by them.

Although the Company has not yet completed the valuation of its assets, based on a preliminary estimate of the value of the Company’s assets as determined by management of the Company, the Company is highly confident that investment securities are less than 40% of its total assets on an unconsolidated basis and that the Company is not an investment company as defined in Section 3(a)(1)(C).

Other. The Company is not similar to a fund of funds because, as described above, the Company is primarily engaged in the business of providing investment advisory and management services to clients and not primarily engaged in the business of investing in securities issued by investment funds. The primary sources of revenue of an investment adviser, such as the Company, are the fees and incentive income it earns for providing investment advisory and management services to others, which revenue is not dependent on the investment of its own capital nor dependent on the efforts of others. A fund of fund’s primary source of revenue is derived from the investment of capital, the return on which is dependent on the efforts of others. In addition, an investment adviser’s assets are primarily composed of investment management contracts and general partners interests pursuant to which the adviser provides services to others. The primary assets of a fund of funds are investment securities issued by funds. Accordingly, the Company is not similar to a fund of funds.

Based on the analysis set forth above, the Company respectfully submits that it is not an investment company as defined in section 3(a)(1)(A) or section 3(a)(1)(C) and, accordingly, the Company has not conducted an analysis of its status under Rule 3a-1 and does not currently intend to rely on the exemption provided by Rule 3a-1 in connection with this offering, although the Company may elect to rely on that exemption from time to time in the future provided it satisfies the requirements of the Rule.

Och-Ziff Capital Management Group LLC

August 14, 2007

5.	In your disclosure on p. 49 of the S-1, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

Section 3(b)(1) of the Company Act provides that an issuer is not an investment company as defined in section 3(a)(1)(C) of the Company Act if the issuer is “primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” In order to rely on section 3(b)(1), an issuer initially must establish that it is primarily engaged in a noninvestment business notwithstanding the fact that it fails the 40% test.4

As described in the Company’s response to Comment 4, the Company is primarily engaged in the business of providing investment advisory and management services to others, and not primarily engaged in the business of investing its own assets. The Company’s business and assets are not similar to the business and assets of the companies referred to in the authorities cited above.

Paribas Corp. was a company organized in the United States for the purpose of underwriting and distributing securities, the sale of securities to customers and acting as a securities broker. Paribas Corp. was a wholly owned subsidiary of Banque de Paris et des Pays Bas, S.A. (“Banque Paribas”), a French bank that also engaged in investment banking activities. In connection with granting Paribas Corp. an exemption from the provisions of the Company Act, the Commission analyzed the status of Banque Paribas under the Company Act. The Commission stated that it gave no weight to Banque Paribas’s contention that it was exempt from the provisions of the Company Act by section 3(b)(1) because “investing, reinvesting, owning, holding or trading securities is an essential part of the activities of a bank or an underwriter.” The Commission noted that the legislative history of section 3(b)(1) indicates that section 3(b)(1) was not intended to exempt companies primarily engaged in the business of investing, reinvesting, owning, holding or trading securities. Instead, section 3(b)(1) was intended to exempt holding companies that primarily engaged in a business other than investing in securities, such as an operating company, even though investment securities represented more than 40% of its total assets. The Paribas Corp. order was favorably cited by the Commission in a release proposing the adoption of what eventually became Rule 3a-6 that exempts foreign banks from the provisions of the Company Act.

[4]	See Rule 3a-8 Reproposing Release, Company Act Release No. 25835 (Nov. 26, 2002); Rule 3a-8 Proposing Release, Company Act Release No. 169566 (July 9, 1993).

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company is not required to rely on section 3(b)(1) because the value of investment securities owned by the Company is less than 40% of the value of its total assets. However, even if the Company failed the 40% test, the Company could rely on section 3(b)(1) because it is not primarily engaged in the business of investing, reinvesting, owning, holding or trading securities (depending, of course, on the amount by which the Company failed the 40% test, the period of time the Company failed the 40% test and the other facts and circumstances surrounding the Company at the time). Instead, it is primarily engaged in the business of providing investment management and advisory services. As Director Donohue noted in his recent Senate testimony, the distinction is one of providing investment advisory services to others as opposed to investing one’s own assets, otherwise all investment advisers would be investment companies, a result clearly not intended by Congress when it adopted the Company Act.

6.	Please explain whether the offering by Och-Ziff Capital Management Group LLC should be considered an indirect offering of one or more of the Och-Ziff funds. In particular, please explain whether the use of proceeds of the offering, under which it appears that each of the existing partners will invest all of his after-tax proceeds received in connection with this offering into OZ Global Special Investments (see S-1 at 73), is consistent with applicable law in this area. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

The Company respectfully submits that its offering should not be considered an indirect offering of one or more of the Och-Ziff funds. Pursuant to rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), the Company would be engaged in the “distribution” of securities of the Och-Ziff funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one or more Och-Ziff funds and selling its shares to the public to furnish the proceeds with which to purchase securities of the Och-Ziff Funds. Rule 140 does not set forth any standard for determining the “chief part” of an issuer’s business. The Staff, however, has stated that the chief part of a primary issuer’s business would not entail using the proceeds from an offering of its bonds to acquire the securities of a secondary issuer if the securities of the secondary issuer comprised less than 45% of the collateral securing the bonds.5

Section 48(a) of the Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of section 48(a).6

[5]	FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692, at *3 (Oct. 6, 1987).

[6]	American Bar Association Section of Business Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-47 (Apr. 22, 1999).

Och-Ziff Capital Management Group LLC

August 14, 2007

The Staff has stated that determining whether an issuer is “formed for the purpose” of investing in a private fund depends on the surrounding facts and circumstances.7 While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

The Company respectfully submits that the public offering of shares of the Company is not an indirect offering of the Och-Ziff funds pursuant to rule 140 under the Securities Act or section 48(a) of the Company Act. As described above, the Company’s assets are primarily comprised of general partner interests in funds that it manages and its investment management agreements, neither of which are securities, and its revenues come primarily from these sources. The aggregate value of the Company’s interest in securities issued by all of the Och-Ziff funds, let alone any single fund, is less than 40% of the value of the Company’s total assets. Accordingly, the “chief part” of the Company’s business is not purchasing securities of any Och-Ziff fund or selling securities to the public to furnish the proceeds with which to acquire securities of any Och-Ziff fund and the Company was not “formed for the purpose” of investing in any Och-Ziff fund. Furthermore, the Company will not use the proceeds from the offering to purchase securities issued by the funds. Instead, it will use the proceeds to purchase interests in the Och-Ziff Operating Group from the existing partners. The partners, in turn, will use their after-tax proceeds received in connection with the sale of such interests to purchase securities issued by the funds for their own accounts and the Company will have no interest in such securities.

7.	On p. 35 of the S-l, you state that: “The SEC oversees our activities as a registered investment adviser under the Advisers Act.” Please confirm which entity or entities in your organizational structure is registered with the Commission as an investment adviser prior to the transaction, and explain any changes in this regard that would result from the proposed transaction.

The Company respectfully advises the Staff that OZ Management LP (801-56729) is the only Och-Ziff entity registered with the Commission as an investment adviser and will remain so after the Company’s reorganization in connection with this offering.

[7]	Id. at *46-47.

Och-Ziff Capital Management Group LLC

August 14, 2007

Prospectus Cover Page

8.	The cover page should include a brief identification of the material risks that are involved in the purchase of the Class A shares. The disclosure should concisely highlight the most significant adverse risks related to the offering and should be quantified to the extent possible. For guidance, please refer to Section II.A.3.a. of SEC Release No. 33-6900.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus as requested.

Prospectus Summary, page 1

9.	The disclosure throughout this section, including under “The Offering” on page 19, is in some cases, internally repetitive and largely repeats the detailed disclosure found elsewhere in the filing, such as under “Our Structure” beginning on page 61 and “Business” beginning on page 125. Your summary section should provide a brief overview of the most important aspects of your business and the offering, and should avoid stating information that is repeated without elaboration elsewhere. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the “Prospectus Summary” section as requested.

10.	Please disclose, if true, that Och-Ziff Capital Management Group is a holding company and that the business operations will be performed and all your assets will be held by the Och-Ziff Operating Group. Please also disclose the percent of the assets, the voting control, and the operating control that will be held by the public investors versus the existing owners.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 59 as requested. In addition, the Company respectfully advises the Staff that the organizational chart on pages 16 and 70 also sets forth the percentage of interests that will be held by the public investors and the existing owners upon completion of the offering. Ownership percentages of the existing owners’ Och-Ziff Operating Group A Units and Class B shares are also reflected on pages 9 and 11.

11.	Please disclose how you generate revenues and finance your operations, including a description of the specific sources of revenues, such as management fees, incentive income, investment income and carried interest. Explain how your results of operations are dependent on the performance of your funds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 99 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

12.	Please revise to briefly explain here, with more detail in the Business section, what “carried interest” is and how important this is to your business.

The Company respectfully advises the Staff that it generates revenue from the Och-Ziff funds through two principal sources: management fees, which are based on a percentage of assets under management, and incentive income, which is generally equal to 20% of a fund’s realized and unrealized annual profits, based on the fair value of fund assets and subject to certain net loss carry-forward provisions. “Carried interest” is a term often used in the marketplace as a general reference to describe a general partner’s right to receive its incentive income in the form of an allocation of partnership income. Incentive income has historically had a significant impact on the results of the Company’s operations, and it anticipates that after this offering incentive income will continue to contribute substantially to its revenue.

The Company has added a definition of carried interest on page 51 and has revised the disclosure on pages 2 and 97 to expand its discussion of incentive income.

13.	Please provide prominent disclosure regarding the total compensation or other remuneration or other awards that your existing owners, executive officers, directors and other affiliates will receive from:

•	cash distributions in 2006 and 2007;

•	cash distributions to be made immediately prior to the offering, such as the proceeds from the new term loan;

•	any proceeds of the offering, including in connection with the purchase of Operating Group A Units;

•	the offering transactions;

•	the reorganization transactions; and

•	any carried interest.

Please provide this information on an aggregate basis here and in the body of the prospectus with respect to each category of persons, rather than on an aggregate basis, except you should provide this disclosure in the body of prospectus for each individual executive officer and director.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 74, 153 and 174 as requested. The Company respectfully advises the Staff that all of the Company’s current directors are executive officers, and all executive officers are existing partners, other than Mr. Blockinger, who is a managing director. All existing partners are also existing owners. The Company further advises the Staff that for periods prior to this offering, distributions to all existing partners, other than Mr. Och, as well as all compensation to all managing directors, have been treated as compensation in the Company’s financial statements. The Company will provide 2006 compensation information for each of its named executive officers, including Mr. Och, under the

Och-Ziff Capital Management Group LLC

August 14, 2007

heading “Management—Executive Compensation” in a subsequent pre-effective amendment to the Registration Statement. Distributions made or to be made to named executive officers in respect of the term loan proceeds and the proceeds from the purchase of the Och-Ziff Operating Group A Units from such individuals in connection with this offering will also be presented under the heading “Certain Relationships and Related Party Transactions—The Transactions” and “—Term Loan and Pre-Offering Distribution.” The Company has also disclosed that the existing owners are also expected to receive payments in the future under the tax receivable agreement. The Company respectfully advises the Staff that no additional remuneration will be received by any of such persons in connection with the reorganization transactions described in the prospectus or in respect of any carried interest in the funds.

14.	Please disclose the basis for the assertions regarding your competitive position in your industry. We note, for example, the following statements:

•	you are a leading alternative asset management firm;

•	you are one of the largest alternative asset management firms in the world;

•	you have been a leader in international expansion in your industry; and

•	you have been among the pioneers in building a global alternative investment platform.

If you do not have independent support for a statement, please either make clear that the assertion is your belief based on your experience in the industry, if true, or remove the statement. Please also comply with this comment with respect to any unsupported assertions in the Business section.

In response to the Staff’s comment, the Company has supplementally provided third-party source materials that support certain statements in the prospectus, including the statements referenced in the bullet points above. The Company has also revised the disclosure throughout the prospectus to clarify, where appropriate, that certain assertions are based on its belief.

15.	Please explain what you mean by the following terms: risk adjusted returns; arbitrage; bottom-up analysis; and absolute return.

In response to the Staff’s comment, the Company has explained the meaning of “risk adjusted returns” and “absolute return” on pages 1 and 4, respectively, and deleted the term “bottom-up analysis.” The Company believes that the word “arbitrage” is widely used in the financial media and is familiar to investors. Moreover, the Company respectfully refers the Staff to the description of its arbitrage strategies under the caption “Business-Fund Investment Strategies” on page 144 which provides investors with a general description of the Company’s primary arbitrage strategies.

Och-Ziff Capital Management Group LLC

August 14, 2007

Industry Overview, page 3

16.	Please illustrate traditional asset management and alternative asset management by providing specific, representative examples.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 as requested.

Our Competitive Strengths, page 4

17.	Please clarify what you mean with respect to the strength discussed under “Our Funds’ Low Correlation with the Broader Capital Markets.” In this regard, it is unclear how your business model differs from a business model seeking to earn an “absolute return.”

In response to the Staff’s comment, the Company has deleted this subsection.

18.	Please elaborate on how investors should use the information regarding performance of the OZ Master Fund provided in the table on page 6. In this regard, please clarify that investors are not actually investing in this or your other funds, and that the performance of the funds will not be reflected in your financial statements due to the deconsolidation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 142 as requested.

19.	The explanation of the Sharpe Ratio in footnote 6 is somewhat technical. Please explain more clearly what the ratio means. For example, does a higher number mean a higher return for a given level of risk than a lower number? And how is any particular level or ‘unit’ of risk determined?

In response to the Staff’s comment, the Company has revised footnote 6 on pages 4 and 142 as requested.

20.	Please explain why you are engaging in the reorganization prior to taking your company public. Please also explain for each level of the structure the reasons you have formed your company this way and the purpose each entity serves.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 59 as requested.

21.	We note the diagram on page 16. Please quantify in footnote (5) the effect of the grants under the equity incentive plan and the exercise of the over-allotment option.

In response to the Staff’s comment, the Company has revised footnote (1) on pages 17 and 71 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

Reorganization, page 9

22.	Please explain what you mean when you refer to the “residual equity interests” that the Class A and Class B operating group units will represent. Clarify whether the Class C operating group units have some priority in payment of cash distributions.

In response to the Staff’s comment, the Company has replaced the use of “residual equity interests” with “equity interests” throughout the prospectus and has clarified the character of such interests on pages 8 and 9. In addition, the Company has clarified on page 9 and throughout the prospectus that it does not currently intend to make any distributions to its partners on the Class C Non-Equity Interests. Rather, the Company has put in place a structure that would allow changes to its compensation policy in the future in the event the Company determined that for competitive or other reasons a different compensation policy would be advisable. Any such determination would be made by the Company’s compensation committee and, as appropriate, in consultation with the Och- Ziff Operating Group Partner Management Committee. The Company has revised its Compensation Discussion and Analysis on page 152 accordingly.

23.	Please explain what sort of business will be conducted by OZ Management and OZ Advisors I, and why your interests in those entities will be held by a taxable corporation. Explain what business will be conducted by OZ Advisors II and why you chose to hold your interest in it through a disregarded entity for tax purposes.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 and 60 as requested.

24.	We note that you have defined the term “Och-Ziff Operating Group Units” to exclude the Class C Units, which receive discretionary allocations. Please consider using a term that is less likely to suggest to readers that you are referring to all Operating Group Units, and that you are instead referring only to the units representing residual equity interests.

In response to the Staff’s comment, throughout the prospectus the defined term “Och-Ziff Operating Group Units” has been replaced with the defined term “Operating Group Equity Units” and “Och-Ziff Operating Group C Units” has been replaced with “Class C Non-Equity Interests”.

Och-Ziff Capital Management Group LLC

August 14, 2007

Deconsolidation of Och-Ziff Funds, page 10

25.	We note the statement regarding the changes in the substantive rights afforded to the unaffiliated limited partners. Please describe these changes and explain the potential impact on your company. In addition, please disclose the reason for these changes and whether the limited partners purchased these new rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 61 as requested.

26.	Please explain why shareholders will have a better understanding of your business based on financial reporting resulting from the deconsolidation, and how deconsolidated reporting is more consistent with how management evaluates your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 62 as requested.

Offering Transactions, page 11

27.	Consider using separate subheadings within this section for your discussion of the public offering of Class A shares and use of proceeds to purchase Operating Group B Units, and the reclassification of outstanding LLC interests in to Class B shares prior to the offering.

In response to the Staff’s comment, the Company has reorganized the disclosure on pages 10 and 63 and has added separate subheadings under the heading “Summary—Our Structure—Offering Transactions.”

28.	Please explain what, if any, impact the possible credit arrangements among the intermediate holding companies will have on investors or Och-Ziff. For example, will this affect the amount of Operating Group B Units Och-Ziff will receive?

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 61 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

29.	We note your statement that upon the issuance of Operating Group B Units to the intermediate holding companies, the ownership interests of the existing owners in the group will be “correspondingly reduced.” Please clarify the nature of the ownership interest that will be reduced, since it appears that the existing owners will own both residual equity interests, similar to the interests represented by the B Units, as well as C Units entitled to discretionary income allocations, which are not similar to interests represented by the B Units.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 63 to clarify that the existing owners’ “equity ownership interests” will be reduced.

30.	Please explain when and how the Operating Group will use the offering proceeds to purchase the Operating Group A Units from existing owners. Further, clarify how many of the Operating Group A Units will be purchased and at whose election, and any other material terms of the purchase. We also note disclosure on page 13 under “Vesting; Forfeiture; Transfer .” that the Operating Group A Units received in the reorganization will vest over five years.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 63 as requested.

31.	We note that the number of Class B shares to be held by your existing partners may be reduced if the underwriters exercise the over-allotment option. Please briefly describe the relationship between the number of Class B shares and the number of Class A shares that will be outstanding. For example, is it your intention that, in the aggregate, a particular number of shares will be outstanding after the offering?

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the number of Class B shares will be reduced if the underwriters exercise their over-allotment option because the proceeds from the over-allotment option will be used to purchase additional Och-Ziff Operating Group A Units from the existing partners. Each existing partner will hold a number of Class B shares equal to the number of Och-Ziff Operating Group A Units held by such partner. As the Och-Ziff Operating Group A Units are purchased, the corresponding Class B shares will be cancelled. After the offering, the existing partners will continue to own their economic interest in the business at the Och-Ziff Operating Group level. The Class B shares are intended to give the partners a representative vote at the Company level equal to their economic interest in the business represented by the Och-Ziff Operating Group A Units. Collectively, the Class A shares and the Class B shares will represent the aggregate voting interests in the Company. The aggregate number of Class A shares to be outstanding upon completion of the offering will be determined by the Company based on market conditions and the initial public offering price.

Och-Ziff Capital Management Group LLC

August 14, 2007

Voting and Approval Rights, page 12

32.	Please consider using separate bullet points to better highlight for investors each of the aspects of voting and approval rights that will result in the Class B shareholder committee controlling the outcome of any matter submitted to a vote of shareholders. Please also briefly describe the types of board actions with respect to which the committee will have approval rights, and the types of structural and other changes with respect to which the committee will have consent rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 as requested.

Exchange and Registration Rights, page 12

33.	When you refer to “our option” to convert the units into cash, it appears that it is really at the option of the existing owners in light of their voting control. Please revise or explain.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 64 to explain that the exchange of Och-Ziff Operating Group A Units will be for Class A shares unless a determination is made by the Company’s Board of Directors to cause the Och-Ziff Operating Group to pay cash in lieu of issuing shares. The Company’s Board of Directors will consist of a majority of independent directors.

Tax Consequences and Distributions, page 17

34.	Please clarify that you will receive a tax opinion. Please also summarize the opinion and identify counsel.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 195 as requested.

35.	You must clearly disclose the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, please explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion and provide risk factor disclosure setting forth the risk to investors. Alternatively, please delete words such as “we believe,” “we expect,” “we anticipate” or words that describe tax consequences “generally.” Please also comply with this comment under the heading “Tax Consequences and Distributions” on page 71 and under the heading “Material U.S. Federal Tax Consequences” on page 184.

In response to the Staff’s comment, the disclosure in the sections “Tax Consequences and Pre-Offering Distributions” and “Material U.S. Federal Tax Considerations” has been revised. The Company has deleted words such as “we believe”, “we expect”, and “we anticipate”, and words that describe tax consequences “generally”. The Company respect-

Och-Ziff Capital Management Group LLC

August 14, 2007

fully submits to the Staff that, in certain limited circumstances, the use of the term “generally” has been retained because the tax rule which is being summarized contains an immaterial exception or an exception that is discussed within the body of the disclosure. The Company respectfully submits to the Staff that, in certain limited circumstances, “we expect” or “we believe” has been retained to indicate a situation in which the Company will attempt to achieve a specific tax result based upon a particular factual situation. The Company also submits that it is important to indicate the expected result but also note the consequences if such expectations are not achieved, which is also disclosed.

36.	Where you state that distributions will not be made on the Class B shares held by your partners in connection with a distribution on the Class A shares, please clarify, if true, that the partners and other holders of the Operating Group A Units will receive distributions in an amount per unit similar to the amount per share that the Class A holders will receive. This appears to be the case because you state that you will cause the Operating Group to make distributions to holders of the “Och-Ziff Operating Group Units,” which is defined to include the Operating Group A Units, in order to fund any distributions you declare on the Class A shares. Please further clarify, if true, that while the holders of the Operating Group A Units will receive additional tax distributions to satisfy their respective tax liabilities in connection with the distributions, the holders of the Class A shares will not necessarily receive such additional tax distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 71 as requested.

Use of Proceeds, page 20

37.	We note that the net proceeds will be used to purchase units from the existing owners. Please disclose the purchase price of each unit and how it was determined.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 74 as requested.

Cash Distribution Policy, page 20

38.	Please elaborate on your plans to make discretionary income allocations to the Operating Group Class C Units. For example, what factors or measures will the Partner Management Committee consider in determining whether and in what amounts to make these allocations? Investors should be given a clearer sense of the extent to which distributions on the Operating Group Class C Units will preclude or reduce amounts otherwise available for distributions on the Class A shares.

As noted in the Company’s response to Staff comment number 22, the Company has revised the disclosure throughout the prospectus to clarify that it currently does not intend to make any distributions on the Class C Non-Equity Interests. In addition, the Company has added disclosure to its Compensation Discussion and Analysis to clarify the circumstances under which it may determine to make distributions on the Class C Non-Equity Interests in the future for compensatory purposes. The disclosure has been revised on page 74 to delete specific references to the Class C Non-Equity Interests.

Och-Ziff Capital Management Group LLC

August 14, 2007

39.	We note the disclosure in the last sentence of the second paragraph. Please briefly describe the contractual and legal, tax and regulatory restrictions that may restrict your ability to make distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 73 as requested.

Owners’ exchange rights; tax receivable agreement, page 22

40.	We note that the existing owners have the right to exchange their units for Class A shares. Please disclose how you determined the exchange rate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 64 to clarify that the exchange rate is determined as a result of the Company’s structure upon completion of the offering. The disclosure clarifies that:

•	the Company will be a holding company and will, through the intermediate holding companies, be the sole general partner of each Och-Ziff Operating Group entity;

•	each of the Och-Ziff Operating Group entities will have an identical number of partnership units outstanding;

•

the number of Och-Ziff Operating Group B Units held by the intermediate holding companies will equal the number of Class A shares outstanding and that an Och-Ziff Operating Group B Unit will be economically identical in all respects to an Och-Ziff Operating Group A Unit held by an existing owner; and

•	the Company intends to conduct all of its material business activities through the Och-Ziff Operating Group.

In addition, the Company has clarified on pages 12 and 64 that if and when an Och-Ziff Operating Group A Unit is exchanged for a Class A share, the relative equity ownership positions of the exchanging existing owner and of the other equity owners of the Company will not be altered. Accordingly, the one-for-one exchange ratio maintains the Company’s economic structure, as disclosed in the prospectus.

41.	With respect to the tax receivable agreement, please quantify and disclose the amount of the expected cash savings.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 and will include an estimate of the expected cash savings in a subsequent pre-effective amendment to the Registration Statement.

Och-Ziff Capital Management Group LLC

August 14, 2007

Risk Factors, page 27

42.	Please delete the fourth sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

In response to the Staff’s comment, the Company has deleted the fourth sentence from the introductory paragraph on page 25.

Our internal control over financial reporting., page 34

43.	We note the disclosure in the second sentence of the first paragraph. Please briefly explain how your internal controls do not meet the requirements of Section 404.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 to expand the discussion relating to Section 404 preparedness.

Market and Industry Data, page 43

44.	Please revise this section to remove the implication that you are not responsible for the accuracy of the information you elected to include in the prospectus. In this regard, we note the statement that there is no guarantee of the accuracy and completeness of the information and that neither you nor the underwriters have verified the information.

In response to the Staff’s comment, the Company has deleted the statement on page 58 regarding the accuracy and completeness of the information included in the prospectus.

Our Structure, page 61

Deconsolidation of the Och-Ziff Funds, page 63

45.	Please provide us a comprehensive analysis of how you considered all the provisions in EITF 04-5 and FIN 46 (R), specifically paragraph B20, in determining that it is or will be appropriate to deconsolidate your domestic and foreign funds due to changes in the rights of the unaffiliated limited partners.

The Company respectfully informs the Staff that it has considered EITF 04-5, FIN 46(R) and paragraph B20 of FIN 46(R) and determined that (i) the funds are to be evaluated as voting interest entities and (ii) the kick-out rights granted to the unrelated investors are substantive, thus overcoming the presumption of control by the general partner or the board of directors, as applicable. These kick-out rights provide a reasonable mechanism for the investors to exercise such rights, as required by paragraph 7(a) of EITF 04-5. Such rights are exercisable through a simple majority affirmative vote of unrelated investors. In addition, there are no financial or operational barriers that would act as a disincentive to the investors in exercising such rights.

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company has identified as unrelated investors parties other than the decision maker, which is the general partner in the case of the domestic funds and the board of directors in the case of the offshore funds, and the decision maker’s related parties. The Company granted the rights to both its domestic and offshore funds’ unrelated investors as described in the following paragraphs.

Domestic Funds

Each of the Company’s domestic feeder funds is a Delaware limited partnership. The unrelated limited partners of each of those funds (other than its real estate funds) were granted rights to remove the general partner of each such fund. Such rights provide that upon the request of ten percent or more of the paid-up unrelated limited partner capital, the general partner will be required to call a special meeting at which a vote for its removal by the unrelated limited partners will occur. The general partner will be removed upon the affirmative vote (cast in person or by proxy) of a simple majority of the unrelated limited partners.

The general partner is required to provide unrelated limited partners, upon request, with information, within a reasonable amount of time, as is reasonably necessary for a limited partner to contact other limited partners for purposes of initiating a removal of the general partner. The general partner cannot unreasonably limit or restrict the limited partners’ ability to remove the general partner. For example, the general partner is precluded from forcing a limited partner seeking to remove the general partner to redeem its interest in the domestic fund.

Offshore Funds

Each of the Company’s offshore feeder funds is a Cayman Islands exempted company and each is governed by a board of directors (each, a “Board”). Each Board has appointed the Company as its investment manager through an investment management agreement. This agreement may be terminated only by the Board. Each Board granted to the shareholders of each of the Company’s offshore feeder funds rights to remove the Board. The Board will call a general meeting to vote on the removal of one or more members of the Board if, during any calendar quarter, one or more unrelated shareholders holding, in the aggregate, not less than ten percent of the total voting power of all of the unrelated shareholders requests such a general meeting. A simple majority vote (cast in person or by proxy) of unrelated shareholders at such a meeting will result in the removal of the Board.

The members of the Board are precluded from forcing the redemption of an unrelated shareholder seeking to call such a special meeting. In order to mitigate the fact that the Cayman Islands privacy laws place restrictions on fund shareholders ascertaining the identities of one another, upon the request of five percent or more of the total voting power of all unrelated shareholders in any calendar quarter, the Board is required to notify all unrelated shareholders that requests have been made for purposes of calling a general meeting to vote on the removal of one or more members of the Board so that other like-minded shareholders will have the chance to similarly request such a meeting.

Och-Ziff Capital Management Group LLC

August 14, 2007

No Barriers to Exercise

The kick-out rights afforded to the unrelated limited partners and shareholders of the Company’s funds are substantive under the provisions of paragraph B.20 of FIN 46(R) and EITF 04-5 because they provide a specific mechanism for the removal of the decision maker for such funds—OZ Advisors in the case of the Company’s domestic funds and the board of directors in the case of its offshore funds—by a simple majority of the voting interests held by parties other than the decision maker or its related parties. There are no conditions limiting the timing of their exercise and there are no other informational or operational barriers to exercise. Moreover, there are no financial penalties that would serve as a disincentive to exercise the rights. Finally, when considering the number of companies engaged in similar alternative asset management businesses, the Company believes investors could retain a qualified replacement decision maker.

For all of these reasons, the Company believes the kick-out rights are substantive under the provisions of FIN 46(R) and EITF 04-5 and that it is appropriate for it to deconsolidate most of its domestic funds and all of its offshore funds. The Company also informs the Staff that it has not deconsolidated one of its domestic funds because that fund has no investors who are not related parties of the general partner of the fund and its affiliates. Furthermore, the Company continues to consolidate its real estate funds, as no similar changes were made to the applicable limited partnership agreements.

Cash Distribution Policy, page 74

46.	Please discuss the material risks and limitations of your cash distribution policy, including the consequences of not investing earnings in future growth and using earnings towards provisions for unexpected cash needs. Please also discuss the impact, if any, on future debt repayment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 as requested.

47.	Please describe in detail the restrictions and the definition of default in your debt agreements and their potential impact on your ability to make distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 177 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

48.	Please prominently disclose the percentage of cash flows that you anticipate will actually be available after the deduction of all amounts related to conduct of your business, making appropriate investments in your business and funds, complying with applicable law, your debt instruments or other agreements or to provide for future distributions to other security holders.

The Company respectfully advises the Staff that it does not intend to distribute a specified percentage of annual Economic Income, but rather, as disclosed on page 74, will determine the portion of annual Economic Income, if any, to be distributed on a quarterly basis after taking into account amounts determined to be necessary or appropriate to provide for the conduct of its business, to pay taxes, to make appropriate investments in its business and its funds, to comply with applicable law, any of its debt instruments or other agreements and to provide for future distributions to its Class A shareholders for ensuing quarters. These amounts are expected to vary from quarter to quarter and year to year and are not currently determinable.

49.	Please better explain what factors will be used and how distribution amounts will be determined for the Och-Ziff Operating Group Class A and Class C units.

Please refer to the Company’s response to Staff comment numbers 22 and 38.

Dilution, page 77

50.	Please revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity incentive plan. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 as requested.

Unaudited Pro Forma Financial Information

51.	Please be advised that we will review and comment on the pro forma financial information when it is completed.

The Company acknowledges the Staff’s comment.

52.	Please provide us a comprehensive discussion of how you determined that it is appropriate to account for the Transactions as a reorganization of entities under common control. To the extent applicable, please address the accounting for any minority interests before and after the Transactions. Also, please address any expected accounting implications of the subsequent exchange of Och-Ziff Operating Group A into Class A shares.

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company respectfully advises the Staff that it believes that the reclassification of the existing owners’ interests as Och-Ziff Operating Group A Units and the immediate purchase of a portion of those units by the Och-Ziff Operating Group with the proceeds of the public offering is an integrated transaction that should not be separately accounted for.

The Company considered whether the purchase of the Och-Ziff Operating Group A Units from its existing owners by the Och-Ziff Operating Group would constitute an acquisition of minority interest pursuant to paragraph 14 of SFAS 141. The Company believes that treating such purchase of Och-Ziff Operating Group A Units as an acquisition of minority interest does not match the nature of the transaction from an accounting perspective. In addition, the Company notes that in EITF 94-2 the Task Force reached a similar conclusion in similarly structured transactions.

The current minority interests reflected in the Company’s combined financial statements represent non-controlling interests of the limited partners and shareholders of the Och-Ziff funds and non-controlling interests in certain entities held by the Company’s consolidated real estate business entities. After the deconsolidation of the Och-Ziff funds as of June 30, 2007, the minority interests of $86.0 million represent non-controlling interests in the remaining consolidated Och-Ziff funds and minority interests in the Company’s consolidated real estate entities.

Following the Transactions, the Company will present the interests held by the Company’s existing owners as minority interests in the Och-Ziff Operating Group by analogy to EITF 94-2, which states “the sponsor’s interest in the operating partnership should be reported as a minority interest in the REIT’s consolidated financial statements.”

The Company is also considering whether the subsequent exchanges of the Och-Ziff Operating Group A Units by the existing owners for Class A shares would constitute an acquisition of a minority interest. Further, the Company is considering whether the accounting for the future exchanges will be similar for exchanges made by Mr. Och, by the Company’s other partners and by the Ziffs. Factors that the Company is considering include, but are not limited to:

1.	a change of control will not occur upon exchange by a holder of an Och-Ziff Operating Group A Unit for a Class A share;

2.	the exchange of the existing partner’s Och-Ziff Operating Group A Units for Class A shares will not provide the partners with any additional voting rights in Och-Ziff Capital Management Group LLC;

3.	the guidance in paragraph 14 of SFAS 141, which states that the acquisition of a non-controlling equity interest in a subsidiary by its parent shall be accounted for using the purchase method measured at fair value; and

Och-Ziff Capital Management Group LLC

August 14, 2007

4.	the guidance in EITF 95-7, which states that subsequent acquisition of minority interests should be accounted for at carryover basis.

The Company is in the process of analyzing the appropriate accounting for subsequent exchanges. While SFAS 141 addresses acquisitions of non-controlling equity interests of a subsidiary by its parent, the Company is carefully considering the proper U.S. GAAP treatment of the exchange of Och-Ziff Operating Group A Units for Class A shares.

Management’s Discussion and Analysis., page 94

53.	Under “Market Factors” and in several other places in your prospectus, you state that alternative asset management involves investment strategies where the goal is to produce returns that have a lower correlation to the broader market than traditional asset management strategies. Please elaborate so that investors will understand why and to whom the strategy is useful.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4-5 and in the “Industry” section beginning on page 129 as requested.

54.	Please revise the discussion of your results of operations and segment analysis for each period presented. Your revisions should include, but not be limited to, the following:

•

Provide a comprehensive analysis of the underlying factors that impacted your results. Such an analysis should specifically identify and quantify, where possible, the reasons why changes occurred and should explain how they impacted your operating results.

•	Discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations.

•	When multiple or offsetting factors contribute to a net change, discuss each significant factor separately and consider the use of tabular presentations to quantify each factor.

•	Include a separate discussion of each significant line item of your combined statements of income.

•	Ensure that your discussion provides investors with the appropriate information to understand your results through the eyes of management.

Please note that this is not an all-inclusive list of how and where your discussion should be improved. Please refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification and SEC Interpretative Release No. 33-8350 dated December 19, 2003 for additional guidance.

Och-Ziff Capital Management Group LLC

August 14, 2007

In response to the Staff’s comment, the Company has revised its disclosure of results of operations and segment analysis for each period presented as requested.

Historical Liquidity and Capital Resources, page 110

55.	We note your references to NAV. Please provide a more comprehensive explanation of this term and explain what the measure represents. Please include additional information to provide some context to the numerical amounts you disclose.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 116 as requested.

56.	Please provide a more comprehensive analysis of your cash flows. Your discussion should not merely repeat information that is obtainable from your financial statements rather it should explain the factors that impacted your historical cash flows and it should address your prospects regarding future cash flows. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117 as requested.

Post-Offering Liquidity and Capital Resources, page 111

57.	Please discuss the anticipated impact of the quarterly distributions on your liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 as requested.

Contractual Obligations, page 113

58.	We note the disclosure in footnote (1) regarding the new term loan. Please add disclosure in this section that discusses the impact of the new term loan on your contractual obligations. Please also add disclosure that discusses the impact, if any, of the reorganization and offering transactions, which are discussed under “Structure” beginning on page 9.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 to include the impact of the new term loan on its contractual obligations. The Company respectfully advises the Staff that there will be no other impacts as a result of the Transactions.

59.	Please disclose the estimated interest payments that will be due on your $750 million new term loan during each period presented.

Och-Ziff Capital Management Group LLC

August 14, 2007

In response to the Staff’s comment, the Company has revised the disclosure on page 119 as requested.

Critical Accounting Policies and Estimates, page 113

Valuation of Investments, page 114

60.	Please provide additional information regarding how you estimate the fair value of investments for which market prices are not readily observable. Your disclosures should include the following:

•	Explanation of each of the models/techniques used to estimate fair value of the investments;

•	Detailed discussion of the material estimates and assumptions used in each of the models;

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

•	A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on the management fees and incentive income.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121-122 as requested. The Company respectfully advises the Staff that, due to the relatively small portion of its investments that are not fair valued using observable market data, no sensitivity analysis has been included.

61.	At each balance sheet date, please summarize, in a tabular format, the percentage of total investments for which you use each valuation method to determine fair value. Please present this information by investment type.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

Market Risk, page 118

62.	It is not clear to us how your current disclosures fully convey your market risks or comply with Item 305 of Regulation S-K. Please provide all the information required by Item 305 of Regulation S-K. Specifically, state how you manage each market risk and include the quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125-126 as requested.

Industry, page 121

Asset Management, page 121

63.	Please quantify and discuss the extent to which you or the consolidated funds have investments in subprime mortgages, if material.

The Company respectfully advises the Staff that neither the Company nor any of its funds has material investments in subprime mortgages and, accordingly, no disclosure has been added.

Business, page 125

64.	Please revise to clarify how the funds are structured and how the initial capital commitments are determined and funded. Do the partners, the company or any of their affiliates directly invest in the funds or do they use carried interest? If they use direct investments, how are they funded?

In response to the Staff’s comment, the Company has revised the disclosure on page 143 as requested.

65.	Please describe the material terms of the material agreements that are related to your business, such as investment management agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and F-42 as requested.

66.	Please describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the partners or any of their affiliates to recover losses related to misrepresentation, fraud or poor investments.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

Board of Directors, page 140

67.	We note that you intend to appoint four additional directors. Once the persons have been identified, please provide the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

The Company acknowledges the Staff’s comment and will provide the information required by Item 401(a) of Regulation S-K as well as the consents required by Rule 438 of Regulation C when any new directors have been identified.

Compensation Discussion and Analysis, page 142

68.	We note your disclosure that instead of fixed annual cash amounts, your named executive officers will receive distributions on the Operating Group A Units. You also state that you may allocate some or all of your partners a portion of your profits in the form of distributions on the Operating Group C Units, and that distributions on the C Units to your executive officers must be approved by the compensation committee. Please discuss the extent to which these distributions are intended as compensation, and discuss them as required under 402(b) of Regulation S-K. For example, and without limitation, explain how distributions on the A and C Units, as distinct elements of compensation, fit in to your overall compensation objectives. Explain how decisions about distributions on the Operating Group C Units may affect decisions regarding distributions on the Operating Group A Units and other elements. Explain why you choose to pay both elements of compensation and how you will determine the amount of each element to pay. You also refer to performance-based income payments to be made following the offering. Please clarify whether these are the same as distributions on either class of Operating Group Units, and provide CD&A disclosure as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 151-153 as requested. The Company also respectfully refers the Staff to its response to comments 22 and 38.

Partner and Managing Directors Agreements, page 144

69.	We note the disclosure in the second sentence under the subheading “Full Time Commitment Payments” on page 144. Please confirm whether the provisions of the agreements are identical with respect to the manner in which distributions or other amounts are paid. In addition, please briefly describe these provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

IPO Date Equity Awards, page 148

70.	Please disclose the number of Class A restricted shares that will be issued to the named executive officers.

The Company respectfully informs the Staff that no named executive officer will be granted any Class A restricted share units at the time of the offering.

Related Person Transaction Policy, page 165

71.	Please indicate whether the policy will be in writing. If not, please indicate how the policy will be evidenced. Refer to Item 404(b)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 175 to indicate the Related Person Transaction Policy will be in writing.

Description of New Term Loan, page 167

72.	Once you have finalized the new term loan, please revise the disclosure in this section to describe its material terms, including the maturity date, interest rate, prepayment terms, and material financial covenants. In addition, please revise to remove the term “customary” and describe the terms being referenced.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 177-178 as requested.

Shares, page 168

73.	Please also disclose the outstanding capital stock if the over-allotment option is exercised.

In response to the Staff’s comment, the Company has revised the disclosure on page 179 as requested.

Duties of Officers and Directors, page 172

74.	Please describe what remedies, if any, are available to shareholders for breaches of fiduciary duty and conflicts of interest.

In response to the Staff’s comment, the Company has revised the disclosure on page 183 as requested.

75.	Please prominently disclose that the operating agreement does not limit liability under the federal securities laws.

Och-Ziff Capital Management Group LLC

August 14, 2007

In response to the Staff’s comment, the Company has revised the disclosure on page 185 as requested.

Shares Eligible for Future Sale, page 180

76.	Please revise to discuss the shares covered by the over-allotment option.

In response to the Staff’s comment, the Company revised the disclosure on page 191 as requested.

77.	Please disclose the number of class A shares subject to the registration rights agreement.

In response to the Staff’s comment, the Company revised the disclosure on page 191 as requested.

Lock-Up of Our Class A shares, page 181

78.	Please discuss whether Goldman Sachs has any intentions to release shares from the lock-up agreements and describe those factors Goldman Sachs may consider in determining to release shares.

The Company supplementally advises the Staff that it has been informed by the lead managing underwriters that they have no current intention to release shares from the lock-up agreements.

The Company has further been advised by the lead managing underwriters that there are no specific criteria for the waiver of lock-up restrictions and that they cannot in advance determine the circumstances under which a waiver may be granted, but that any waiver will depend on the facts and circumstances existing a the time and will be subject to their sole discretion.

79.	We note that the disclosure in the third and fourth paragraphs is qualified by the statement “among other things.” Please revise to remove this statement and to describe the material terms of the lock-up agreements regarding the exceptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 192-193 as requested.

Underwriting page 202

80.	We note the disclosure in the second full paragraph on page 203. Please revise to eliminate the suggestion that you have only included some of the factors you will consider in determining the initial public offering price and identify all the material factors considered in determining the offering price. In this regard, we note the statement “among the factors” in the third sentence. See Item 505(a) of Regulation S-K.

Och-Ziff Capital Management Group LLC

August 14, 2007

In response to the Staff’s comment, the Company has revised the disclosure on page 214 as requested.

Outside Back Cover Page of Prospectus

81.	Please revise the table of contents to include all of the major headings and the subheadings within the body of the revised prospectus. See SEC Release No. 33-6900. In particular, we note that the risk factor subheadings have not been included in the table of contents.

In response to the Staff’s comment, the Company has added a table of contents, including all major headings and subheadings, as page i of the prospectus, inside the cover page. The Company respectfully advises the Staff that it plans to retain the more general table of contents on the back cover of the prospectus.

Financial Statements

Och-Ziff Operating Group—Annual

Note 1. Business and Basis of Presentation, page F-7

82.	We note that the combined financial statements include the accounts of affiliated operating entities under common control and management and certain consolidated Och-Ziff funds. We also note that the term “members” refers to your founder and equity member, Daniel Och, and 17 other existing non-equity members. Please provide us a comprehensive explanation and analysis of the equity structure of each entity included in the combined financial statements. Please specifically address:

•	The interests of each of the 18 members in each entity;

•	The distinctions between the equity member and the non-equity members and an explanation of how amounts have been allocated amongst the members;

•	Any changes in any of the equity structures during the periods presented;

•	How you determined the “control group”. If the control group includes any members other than Mr. Och, please explain your consideration of EITF 02-05; and

•

If there are any other entities under the same common control and management that are not included in the combined financial statements. To the extent applicable, provide us a brief description of each entity, including its results. Explain to us your basis for including or excluding each entity.

Och-Ziff Operating Group Entities

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company’s combined financial statements for the years ended December 31, 2006, 2005 and 2004 include the accounts of the following operating entities and their consolidated subsidiaries*:

•	OZ Management LP (formerly OZ Management, L.L.C.);

•	OZ Advisors LP (formerly OZ Advisors, L.L.C.) and its former parent Och-Ziff Associates, L.L.C.; and

•	OZ 2004 Investment Partners, L.L.C., OZ 2004 GP, L.L.C.

*	The names of the Och-Ziff funds consolidated by the Company have been excluded.

Equity Structure and Member Interests

During the periods presented, each operating entity had issued two types of economic interests to its members: equity interest and profits interests, as described below.

Founder and Equity Member

During the periods presented, Mr. Och is treated for U.S. GAAP purposes as the sole holder of the Company’s and each operating entity’s equity interests. As such, for U.S. GAAP purposes, he solely controls the rights to the residual interest in the assets of each such entity after deducting its liabilities. In the Company’s combined financial statements, it has not recorded any compensation expense associated with amounts distributed to Mr. Och; all such amounts to Mr. Och are recognized as equity distributions.

Non-equity Members

During the periods presented, the non-equity members are not holders of U.S. GAAP equity interests issued by the Company or any operating entity as these non-equity members only hold profits interests in each operating entity. The interests held by all but one of the non-equity members were determined at the sole discretion of Mr. Och and were subject to change at his sole discretion. The Company determined that these interests do not represent U.S. GAAP equity interests because such interests are subject to forfeiture without consideration and, therefore, the holders do not hold permanent or transferable rights to participate in the net residual assets of any operating entity in liquidation or in the net proceeds upon the sale of any such entity. Similarly, the interests held by the remaining non-equity member were also determined at the sole discretion of Mr. Och, but are fixed to percentages of the economic interests held by Mr. Och. If this non-equity member withdraws from any operating entity for specified reasons, he is entitled to continue to receive the economic interests described above in the year of withdrawal and for each of the following two years. The Company also determined that these interests do not represent U.S. GAAP equity interests for the same reasons described above for the other members’ interests. In the Company’s combined financial statements, all amounts paid or payable to these non-equity members have been recognized as compensation expense.

Och-Ziff Capital Management Group LLC

August 14, 2007

Changes in Equity Structure

The Company respectfully advises the Staff that each of OZ Management and OZ Advisors was converted from a limited liability company to a limited partnership during the second quarter of 2007. Such conversions, however, did not affect the character of the equity interests described above. Accordingly, there have been no changes in the effective equity structure of the operating entities during the periods presented.

Control Group

The Company has analyzed under EITF 02-5 each of the entities that were under the control of Mr. Och. Because Mr. Och is treated for U.S. GAAP purposes as the sole equity holder and has sole decision-making rights on all investing, operating and financing matters of each of the operating entities, no other entities or persons should be included in the control group.

Combined Financial Statements

The Company’s combined financial statements include the accounts of the entities under common control except for two excluded entities.

The first entity is a Delaware limited liability company formed in July 2006. Its sole activity is to hold all of the outstanding member interests in its consolidated subsidiary, which itself holds a general partner interest in an entity that is consolidated by OZ Master Fund, Ltd. The Company believes that this entity is not material to its combined financial statements because it had total assets, including the general partner interest held by its consolidated subsidiary, and net equity of $100 as of December 31, 2006.

The second entity is a Delaware limited liability company formed in November 2004. The purpose of this entity is to invest in the Company’s real estate funds. The Company believes that this entity is not material to its combined financial statements. The total assets of this entity were approximately $9.6 million as of December 31, 2006 and its net increase in net assets resulting from operations was approximately $6.1 million and $0.6 million for the years ended December 31, 2006 and 2005, respectively. The Company will continue to monitor its conclusion with respect to the materiality and inclusion of these two entities in future periods.

Och-Ziff Capital Management Group LLC

August 14, 2007

83.	We assume that the combined financial statements include all of the historical costs for each entity, including those costs that may have been incurred on their behalf. Please refer to SAB Topic 1:B.1 and confirm your compliance or revise the combined financial statements accordingly. Also, please specifically address the inclusion or exclusion of compensation expense related to Mr. Och in the combined financial statements. Finally, please be advised that if any costs related to the combined entities were allocated, you should provide all the disclosures required by SAB Topic 1:B.1.

In accordance with SAB Topic 1:B.1, all historical costs incurred since inception related to the combined entities have been included in the Company’s combined financial statements. None of the costs incurred by the entities comprising the Company have been borne by the other entities not included in the combined financial statements. All distributions made to Mr. Och were included as equity distributions in the Company’s combined financial statements, and no compensation expenses for Mr. Och have been reflected in the combined financial statements. Please also refer to the Company’s response to Staff comment number 82.

84.	We note that the combined financial statements include the accounts of the Och-Ziff Operating Group and its consolidated subsidiaries which are comprised of those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity. Please tell us if there are any entities in which you have an investment of 50% that you consolidate or any entities in which you have an investment of more than 50% that you determined you do not control. For any such entities, please provide us a more comprehensive explanation of the appropriateness of your consolidation policy. In addition, please tell us if there are other Och-Ziff funds that you do not consolidate and explain the appropriateness of your policy.

The Company respectfully advises the Staff that it has revised its disclosure to state that its accounting policy is to consolidate those entities in which it has control over significant operating, financial or investing decisions of that entity.

During the three years ended December 31, 2006, the Company consolidated three entities in which it held a 50% ownership interest. For the first entity, the Company determined that such entity was a VIE because its equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support. In determining the primary beneficiary of the VIE, the Company identified a single related party group as the primary beneficiary, as that group absorbed greater than 50% of the expected losses and expected residual returns of the VIE. The Company then determined that within the related party group, the Company was the entity that was most closely associated with the VIE and therefore it was the primary beneficiary.

For the second entity, the Company determined that such entity was a VIE since the holders of the equity investment at risk, as a group, lacked the characteristics of a controlling financial interest, as such equity holders did not have rights to participate in the management of the entity or the rights to act on behalf of the entity in any manner. In deter-

Och-Ziff Capital Management Group LLC

August 14, 2007

mining the primary beneficiary of the VIE, the Company identified a single related party group as the primary beneficiary for the same reasons noted above for the first entity. The Company then determined that within the related party group, the Company was the entity that was most closely associated with the VIE and therefore it was the primary beneficiary.

For the third entity, the Company determined that it had a controlling financial interest in such entity as decision-making rights are vested exclusively with its sole member, which is controlled by the Company. In accordance with its accounting policy, the Company consolidated such entity.

During the three years ended December 31, 2006, the Company did not consolidate one fund that it controlled as it deemed such fund not to be material. The total and net assets of this fund were $1.1 million as of December 31, 2006 and 2005 and the net income of this fund was less that $0.1 million, $1.1 million and $0.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company respectfully advises the Staff that there were no other entities in which the Company had an investment of more than 50% that it determined it did not control. In addition, there were no other funds not consolidated by the Company.

85.	Please disclose the percentage of the non-controlling interests that are redeemable at the request of the investor and the percentage that are redeemable at the time the investments’ funds become liquid. In addition, please provide us a roll-forward of the non-controlling interest balance during each period presented and reconcile any amounts in the roll-forward with amounts in the combined financial statements. To the extent the non-controlling interests received non-cash distributions, please disclose those distributions in accordance with paragraph 32 of SFAS 95.

The Company respectfully advises the Staff that all non-controlling interests are redeemable at the request of the investor (following the expiration of the applicable lock-up period). Accordingly, the Company does not believe that disclosure in the financial statements of the percentage of the non-controlling interests that are redeemable is meaningful to investors. The Company respectfully advises the Staff that such information is disclosed on page 38. Non-controlling interests have not received any non-cash distributions during the periods presented.

Set	forth below is a roll-forward of the non-controlling interest balance:

Non-Controlling Interests in Consolidated Subsidiaries Roll Forward

(in thousands)	Year Ended December 31,
	2005	2006
Beginning of period	$9,972,111	$12,544,966
Non-controlling interests in consolidated subsidiaries contributions received	3,714,297	6,982,580
Non-controlling interests in consolidated subsidiaries distributions paid	(784,396)	(2,732,517)
Change in redemptions payable	(350,145)	(319,340)
Change in contributions and subscriptions received in advance	(141,770)	(293,098)
Non-controlling interests in income of consolidated subsidiaries	1,134,869	2,594,706

End of period	$12,544,966	$19,777,297

Och-Ziff Capital Management Group LLC

August 14, 2007

86.	We note that your funds are generally structured through master-feeder arrangements. Please better explain the exception relating to your accounting for these arrangements relative to the AICPA Guide and EITF 85-12. Please provide us a comprehensive description of the master funds you consolidate. Please also tell us if there are other master funds that are not consolidated, including how you determined that consolidation is not required. In addition, please revise your disclosures to clarify your consolidation policy for feeder funds.

In response to the Staff’s comment, the Company has revised page F-8 as requested. The Company applies the AICPA Audit and Accounting Guide for Investment Companies (the “Guide”) when determining how to account for its funds, and retains specialized industry accounting as prescribed in EITF 85-12.

The Company’s feeder funds follow the presentation guidance as described in Paragraph 5.35 of the Guide. Where there are multiple feeder funds to an associated master fund, each of the Company’s feeder funds accounts for its interest in the associated master fund as a single-line investment in its statement of assets and liabilities.

In instances where consolidated Och-Ziff funds own all of the outstanding equity shares of an affiliated master fund, the Company consolidates such master fund. The Company consolidated all master funds managed by the Och-Ziff Operating Group during the three years ended December 31, 2006. The Company has removed “except as described herein” from Note 1 of the combined financial statements, as the Company does not believe that EITF 85-12 specifically addresses this matter. The Company believes that the consolidation of the master funds provides a more meaningful presentation of the financial statements.

Each of the master funds managed by the Och-Ziff Operating Group is a Cayman Islands entity which serves as the primary vehicle for a series of feeder funds which own 100% of the interests of each respective master fund.

There are no other master funds to which the Och-Ziff Operating Group provides investment management services.

Och-Ziff Capital Management Group LLC

August 14, 2007

Note 2. Summary of Significant Accounting Policies, page F-8

General

87.	If applicable, please include your policy for recognizing “day one” gains, distinguishing between securities that are based on market value versus other fair value techniques. Specifically address whether you defer recognition of “day one” gains and if so, how and when such amounts are recognized.

The Company recognizes unrealized gains or losses upon initial recognition of a security only if the fair value is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique that incorporates observable market data. The Company respectfully advises the Staff that it has not recorded or deferred any “day one” securities gains or losses in its results of operations for any periods presented in its combined financial statements included in the Registration Statement, and management has concluded that the disclosure of such a policy is not necessary.

88.	Please disclose your revenue recognition policies for amounts included in “other revenues” in your combined statements of income.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 as requested.

Incentive Income, page F-9

89.	Based on your use of the term “generally”, please disclose what measures, other than investment performance of a one-year measurement period, are used to calculate incentive income. To the extent applicable, please address any clawback features related to any incentive income arrangements. In addition, if during any period presented there are funds subject to high-water marks due to net losses, please ensure that MD&A discloses and discusses the potential impact on future operating results.

In response to the Staff’s comment, the Company has revised the disclosure related to incentive income on pages 97, 99, 125 and F-9.

Och-Ziff Funds Income and Expenses, page F-9

90.	Please disclose the fair value of any investments on non-accrual status at each balance sheet date and the impact of non-accrual investments on interest income during each period.

The Company respectfully advises the Staff that the Och-Ziff funds carry their investments at fair value. The amount of investments in the portfolio of the Och-Ziff funds that are on non-accrual status primarily relates to securities that the Och-Ziff funds have pur-

Och-Ziff Capital Management Group LLC

August 14, 2007

chased on non-accrual status (e.g., high yield debt obligations). The fair value of the Och-Ziff funds’ investments on non-accrual status was $277.6 million and $119.8 million at December 31, 2006 and 2005, respectively, representing 1.0% and 0.6%, respectively, of the Company’s investments at such dates. The Company believes that such amounts are not material to its financial statements. The amount of interest not recorded from investments on non-accrual status was $44.0 million, $36.5 million and $37.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value, page F-10

91.	We note references to “third party input” and “information provided by third parties”. Please identify any third parties as experts and provide their consents or delete any references to them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121, F-10 and F-11 to replace references to “third-party” input information with “observable market data”. The Company respectfully advises the Staff that its references to “third-party inputs” and “information provided by third parties” refer to observable market data that is readily available for similar assets and liabilities.

92.	Based on the last sentence of the fourth paragraph, we assume that the fair values of all remaining investments are based on sales prices obtained from national securities exchanges. Please confirm or revise your disclosures to clarify.

The Company respectfully confirms to the Staff that the remaining securities are based on sales prices from national securities exchanges.

Derivatives, page F-11

93.	Please quantify the fair values of derivatives that you determined using quoted market prices and using pricing models.

The Company respectfully informs the Staff that the net fair value of derivatives determined by use of quoted market prices was $142.4 million and $219.6 million at December 31, 2006 and 2005, respectively, and the net fair value of those determined by use of pricing models was $179.1 million and $294.2 million at December 31, 2006 and 2005, respectively. The Company believes that such amounts are not material to its financial statements.

Other Investments at Fair Value, page F-12

94.	Please provide us additional information related to your other investments, including your basis for concluding that they should be accounted for at fair value.

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company respectfully advises the Staff that its Other investments, at fair value, are primarily comprised of its consolidated funds’ investments in other investment companies. The Company’s funds are considered investment companies pursuant to the AICPA Audit and Accounting Guide for Investment Companies and, therefore, carry their investments in other investment companies at fair value. In accordance with EITF 85-12, “Retention of Specialized Accounting for Investments in Consolidation”, the Company continues to carry these investments in other investment companies at fair value in its combined financial statements.

Future Adoption of New Accounting Pronouncements, page F-14

95.	We note your disclosures regarding the pending adoption of SOP 07-1, SFAS 157 and SFAS 159. Please revise your disclosures to better explain your evaluation process, including when you expect each evaluation to be completed, and to address the range of the potential impact of each pronouncement or explain why a range cannot be determined.

The Company is currently in the process of evaluating the effects of adopting SOP 07-1, SFAS No. 157 and SFAS No. 159 and expects to complete its analysis prior to the end of 2007.

With regard to SOP 07-1, the Company is in the process of evaluating whether its funds will continue to be considered investment companies under the AICPA Audit and Accounting Guide for Investment Companies pursuant to the additional guidance provided by the SOP. Depending on the outcome of this analysis, the Company will give consideration as to whether investment company accounting should be retained in its consolidated financial statements.

With regard to SFAS No. 157, the Company is in the process of creating an inventory of each fair value method that it currently uses in order to assess whether it will be in compliance with the new standard. To the extent that the Company determines that it is not in compliance, the Company will adjust its valuation methodology as required.

With regard to SFAS No. 159, the determination of whether the Company will elect to adopt the fair value option for certain assets and liabilities is dependent on the outcome of adoption of SOP 07-1 and the composition of its balance sheet at the date of adoption. Accordingly, the Company will have a better assessment of which assets and liabilities it may elect to carry at fair value as it continues preparing for the implementation of this standard.

There are certain options available under these new accounting pronouncements that could lead to differing results in the Company’s financial statements. The Company will consider these options and expects to be able to better assess the potential impact of each of these standards by the end of 2007. Accordingly, the Company respectfully informs the Staff that it does not propose any changes to the current disclosure.

Och-Ziff Capital Management Group LLC

August 14, 2007

Note 5. Investments, page F-16

Condensed Schedule of Investments, page F-17

96.	Please tell us what consideration you gave to presenting each investment type listed in paragraph 7.16(a)(1) of the AICPA Audit and Accounting Guide on Investment Companies. Also, please tell us what consideration you gave to providing the disclosures outlined in paragraphs 7.16(b) and 7.16(f).

The Company respectfully informs the Staff that it has considered the AICPA Audit and Accounting Guide on Investment Companies and has made all disclosures necessary in order to make the financial statements meaningful. The Company considered paragraph 7.16(a)(1) of the AICPA Audit and Accounting Guide on Investment Companies and has disclosed its investments by type (i.e., equities, debt securities, warrants and options), region and industry. In addition, the Company considered the net asset tests in paragraphs 7.16(b) and 7.16(f) and concluded that none of its consolidated investments exceeded the 5% threshold in such paragraphs.

Investments in Variable Interest Entities page F-24

97.	Please provide us reconciliations of your investments in variable interest entities to your annual and interim balance sheets. Please provide us a more comprehensive explanation of the changes to your VIE’s between the annual and interim financial statements.

The Company respectfully informs the Staff that its interests in VIEs, which are eliminated in consolidation for the annual and subsequent interim periods presented, are as follows:

(in thousands)	12/31/2006	3/31/2007	6/30/2007
Deferred income receivable from offshore funds	$1,407,979	$1,418,207	$—
Equity method investments	403,191	70,848	108

Total interests in VIEs	$1,811,170	$1,489,055	$108

Deferred Income Receivable from Offshore Funds

In accordance with FIN 46(R), the Company consolidated its offshore funds prior to June 30, 2007. As a result of the substantive rights granted to the unrelated shareholders of the offshore funds described in the Company’s response to comment 45, the Company reconsidered the status of these entities and determined that they are no longer VIEs effective as of June 30, 2007. Accordingly, as of June 30, 2007, the Company no longer includes the deferred income receivable in its interim VIE disclosure.

Equity Method Investments

Och-Ziff Capital Management Group LLC

August 14, 2007

The Company’s investments in VIEs as of December 31, 2006 are primarily related to its indirect investments in its master funds, which are VIEs, through its domestic consolidated feeder funds. In addition, the Company has investments in one of its consolidated real estate funds and certain of its offshore funds that were VIEs as of December 31, 2006.

As a result of the substantive rights granted to the unrelated limited partners of most of its domestic funds described in the Company’s response to comment 45, the Company reconsidered the status of these entities as VIEs and determined that they are no longer VIEs, effective January 1, 2007. Accordingly, the Company’s VIE disclosure beginning as of March 31, 2007 no longer includes its indirect investments in its master funds through the consolidated domestic feeder funds.

In addition, as a result of the substantive rights granted to the unrelated shareholders of the offshore funds as discussed above, the Company reconsidered the status of these entities as VIEs and determined that they are no longer VIEs, effective June 30, 2007. Accordingly, the Company’s VIE disclosure as of June 30, 2007 no longer includes its investments in its offshore funds.

Note 8. Compensation and Benefits, page F-27

98.	Please clarify if or how deferred amounts not yet recognized as compensation expense are reflected in your combined financial statements.

The Company respectfully informs the Staff that compensation expense is recognized in the Company’s combined financial statements over the requisite service period. Accordingly, deferred amounts not yet recognized as compensation expenses are not reflected in the Company’s combined financial statements.

Member Payments, page F-28

99.	Please clarify how you are accounting for this arrangement.

In accordance with SFAS No. 5—Accounting for Contingencies, the Company will record a liability associated with the guarantee when it is both probable and reasonably estimable. The Company is unable to reasonably estimate amounts payable under the agreement because amounts payable under the arrangement will be based on the member’s profit sharing interest percentage, which is subject to change with the equity member’s interest, at the time of withdrawal and the Company’s Economic Income (as defined in Note 14—Operating Segment Analysis) in the two years following such member’s withdrawal. Accordingly, no liability has been recognized in the Company’s combined financial statements.

Och-Ziff Capital Management Group LLC

August 14, 2007

Note 13. Commitments and Contingencies, page F-31

100.	Please explain how you determined that the commitments to fund new investments (as of the most recent balance sheet date) are not required to be included in your table of contractual obligations in MD&A.

The Company respectfully informs the Staff that it considered Securities Act Release No. 8182, “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations,” and noted that such commitments are not required to be included in the contractual obligations table. The Company gave further consideration as to whether the commitments of the consolidated Och-Ziff funds to fund new investments would be meaningful disclosure and determined that such disclosure in the contractual obligations table, absent the operative facts and circumstances surrounding such commitments, would not be meaningful as the timing of such payments is not determinable. The Company believes, however, that a narrative disclosure of the commitments of the Och-Ziff funds would be informative, and accordingly, the Company has revised its disclosure on pages F-30, F-31 and F-51 to provide such information.

Note 14. Operating Segment Analysis, page F-32

101.	Please tell us how you determined that your Institutional Investment Funds represents one reportable segment. Refer to paragraphs 10-15 of SFAS 131. Please also provide us copies of the reports used by your CODM.

The Company considered SFAS 131, including paragraphs 10-15, in determining that its Institutional Investment Funds business represents a single reportable segment. The Company has two operating segments, Institutional Investment Funds and its real estate business. As stated in Note 14 in the Company’s combined financial statements, its real estate business does not meet the thresholds of a reportable segment as defined in paragraph 18 of SFAS 131, as described in more detail below.

Copies of the reports reviewed by the Company’s CODM have been submitted to the Staff supplementally. The CODM is Mr. Och, who also serves as Chief Investment Officer of the Company. Mr. Och reviews the CODM package on a quarterly basis to more effectively assess performance of and allocate resources to its Institutional Investment Funds segment on a global basis. The following key performance measures are presented on a global basis in the CODM package:

¡

Economic Income, as more fully described in Note 14 in its combined financial statements, measures profit or loss and revenue information on a global basis for the Institutional Investment Funds segment and includes, on an unconsolidated basis:

Och-Ziff Capital Management Group LLC

August 14, 2007

•	Revenues, including management fees, incentive income and other revenues earned during the period;

•	Compensation and benefits expenses; and

•	Non-compensation expenses, such as information and technology costs.

¡	Assets under management, including average AUM and changes in AUM during the period.

¡	Headcount, which includes investment professionals and non-investment professionals.

The Company’s real estate business is not a separate reportable segment because its reported revenue is less than 1% of combined revenue for both operating segments, the amount of its reported profit/loss and assets is less than 1% of the combined reported profit/loss of all operating segments that did or did not report a loss, and its assets are less than 1% of the combined assets of all operating segments. Accordingly, none of the quantitative thresholds set forth in FAS 131, paragraph 18, are met.

Furthermore, the real estate operating segment is not aggregated with the Institutional Investment Funds segment because the two segments lack similar economic characteristics and, among other differences, do not provide similar products and services (real estate is analogous to private equity and earns incentive income differently than the Company’s funds or managed accounts) and do not have the same type or class of customers (real estate investors generally are subject to substantially longer lock-up periods). See FAS 131, paragraph 17.

102.	Please revise your annual and interim segment disclosures, in the notes to the financial statements and MD&A, to:

•	Clarify the source of the management fees and incentive income that are not eliminated in your GAAP financial statements; and

•	Cross reference the amount of each other adjustment with the related narrative disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96-100 and in Note 14 beginning on page F-31 as requested.

Och-Ziff Capital Management Group LLC

August 14, 2007

Note 15. Subsequent Events, page F-36

Credit Agreement, page F-36

103.	We note that you have entered into a credit agreement and intend to make distributions to your existing members prior to the IPO. Please tell us what consideration you have given to providing a pro forma balance sheet alongside your most recent historical balance that reflects all planned distributions. Refer to SAB Topic I:B.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 as requested. Distributions to Mr. Och are treated as equity distributions, and accordingly, are the only amounts included in the pro forma adjustments to the unaudited interim combined balance sheet.

Ziffs’ Profit-Sharing Arrangement, page F-37

104.	Please explain to us the basis for your accounting for the conversion of the Ziff profit sharing interest. Tell us the amount of the anticipated charge and explain how it will be determined.

In accordance with the letter agreement dated June 29, 2007 between the Company and the Ziffs, in the event an initial public offering of the Company is consummated on or before December 31, 2007, the Ziffs’ profit-sharing interest will be reclassified as Och-Ziff Operating Group Class A Units representing an approximate 10% interest in the residual equity of the Och-Ziff Operating Group. Given that the completion of a potential initial public offering is not in the Company’s control, the Company will account for the reclassification of the Och-Ziff Operating Group Class A Units as a settlement of the profit sharing interest at the date of the initial public offering.

Any Och-Ziff Operating Group A Units held by the Ziffs will not be subject to forfeiture and will vest in equal annual installments over five years with no future service or other requirements. The vesting provisions restrict the Ziffs’ ability to transfer or sell their Och-Ziff Operating Group A Units. Because these vesting requirements do not relate to service or performance conditions, the Company will recognize a one-time charge at the date of the reclassification of the profit sharing interest into Och-Ziff Operating Group Class A Units.

The Company will measure this charge based on the fair value of the Och-Ziff Operating Group A Units as of the date that the Ziffs’ profit-sharing interest is reclassified, which value is dependent upon the Company’s initial public offering price and thus is not currently determinable. The Company expects to be able to estimate the charge when it discloses the estimated price range for the Class A shares in the prospectus.

Och-Ziff Capital Management Group LLC

August 14, 2007

Financial Statements

Och-Ziff Operating Group—Interim

Note 2. Deconsolidation of Certain Domestic Och-Ziff Funds, page F-43

105.	Please explain why you provided additional rights to the domestic and foreign limited partners. Also, please provide us a more comprehensive explanation of the facts and circumstances that result in the different presentation of the master funds in the annual combined financial statements, the interim combined financial statements and the pro forma financial statements. In this regard, it is not clear to how the master funds have been de-consolidated in the interim combined financial statements.

As more fully described in the Company’s response to Staff comment number 45, the Company provided additional rights to its domestic and offshore unrelated investors in order to remove the Company’s unilateral control over the funds such that it would no longer consolidate such funds. The Company believes that the continued consolidation and elimination from its financial statements of a significant portion of its management fee and incentive income revenue results in a presentation of its results of operations that differs significantly from the manner in which management evaluates such results. Please also refer to the Company’s response to Staff Comment number 101 regarding how its CODM assesses performance and allocates resources for its one reportable segment.

On January 1, 2007, kick-out rights that the Company had granted to the unaffiliated investors in its domestic funds became effective. As a result, as of such date, the Company no longer consolidates all of the feeder funds that collectively own all of the outstanding shares of these master funds and, therefore, the Company no longer consolidates the related master funds. After January 1, 2007 but prior to June 30, 2007, the Company continued to consolidate one of its master funds because it continued to consolidate the feeder funds that collectively owned all of the outstanding shares of that master fund. As of June 30, 2007, the Company deconsolidated this remaining master fund because it deconsolidated one of the offshore feeder funds that is a shareholder in that master fund as a result of the substantive kick-out rights granted to the unrelated shareholders of that offshore feeder fund.

The Company granted its fund investors the kick-out rights in anticipation of its proposed initial public offering so that it could present revenues and results of operations in its financial statements in a manner more similar to how management evaluates its results, as the Company believes this information is more meaningful to investors. Accordingly, the Company presents the effects of deconsolidating each of its master funds as an adjustment to its pro forma financial statements.

Och-Ziff Capital Management Group LLC

August 14, 2007

Note 4. Investments, page F-46

106.	Please provide summarized operating results for the equity interests in the domestic funds. In addition, due to the fact that your incentive income is based on the performance of the investments in your funds, please tell us what consideration you have given to providing more detailed schedule of investment disclosures even after the deconsolidation of the funds.

The Company performed, and will continue to perform, the tests pursuant to Rule 3-09 and Rule 4-08 of Regulation S-X and monitor the significance of its equity method investments and investments in unconsolidated, majority owned subsidiaries, if any, in the context of its financial results and financial condition. The Company does not believe interim disclosures are required based on the exception provided by Rule 10-01(b).1. The Company has included in MD&A the net return of OZ Master Fund, Ltd. and detailed information regarding the net changes in AUM, which it believes provides further insight as to the performance of the Och-Ziff funds.

Item 14. Indemnification of Directors and Officers, page II-1

107.	We note the disclosure in the second paragraph. Please file the indemnification agreements as exhibits to the registration statement. Alternatively, you may file the form of indemnification agreement if each of the agreements is substantially the same.

The Company respectfully advises the Staff that it intends to file a form of indemnification agreement as an exhibit to a pre-effective amendment to the Registration Statement. The Company also acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness.

Item 16. Exhibits and Financial Statement Schedules, page II-2

108.	Please file as promptly as practicable each of the exhibits required by Item 601 of Regulation S-K, in particular Exhibits 1.1, 5.1, and 8.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

The Company respectfully advises the Staff that it will file each of the exhibits required by Item 601 of Regulation S-K as promptly as practicable. The Company also acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness.

109.	Please file each of the following as an exhibit to the registration statement:

•	The agreements and/or plans discussed in Note 8 to the audited financial statements.

Och-Ziff Capital Management Group LLC

August 14, 2007

•	The credit facility documents and related agreements. In this regard, we note the disclosure in Note 9 to the audited financial statements.

•	The term loan documents and related agreements. In this regard, we note the disclosure in Note 15 to the audited financial statements.

•	The Ziff Profit-Sharing Agreement. In this regard, we note the disclosure in Note 15 to the audited financial statements.

•	The organizational documents of the intermediate holding companies.

The Company respectfully advises the Staff as follows:

•	The Company has added the deferral agreements and the 401(k) Plan referenced in Note 8 to the audited financial statements to the Exhibit Index.

•

The Company has determined that the credit facility and related letters of credit referenced in Note 9 to the audited financial statements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K and does not believe these agreements are meaningful for investors in this offering. These agreements evidence indebtedness of the Company’s real estate funds, which in the aggregate are an immaterial component of the overall business, representing approximately 0.6% of 2006 revenue and 0.3% of assets under management as of June 30, 2007. Maximum borrowings permitted under the facility are $125 million, of which only $1.1 million was outstanding at June 30, 2007, in contrast to the $15 billion of liabilities reflected on the Company’s June 30, 2007 balance sheet. Moreover, the credit facility was entered into in the ordinary course of business and is a typical arrangement for a real estate investment fund.

•	The Company has added the term loan agreements referenced in Note 15 to the audited financial statements to the Exhibit Index.

•

The Company does not believe that either the Ziff Profit-Sharing Agreement dated April 15, 1999 or the new letter agreement with the Ziffs dated June 29, 2007, in each case, referenced in Note 15 to the audited financial statements, constitutes a material contract required to be filed nor does the Company believe these agreements are meaningful for investors in this offering because upon completion of this offering, the Profit Sharing Agreement will be terminated and the letter agreement setting forth the terms of the new Ziff arrangement will be superseded by several new agreements, including the Och-Ziff Operating Group limited partnership agreements, the exchange agreement, the registration rights agreement and the tax receivable agreement, all of which will be filed as exhibits to the registration statement. Following completion of this offering, the Ziffs will be treated the same as other existing owners, except that the Ziffs will not hold Class B shares.

Och-Ziff Capital Management Group LLC

August 14, 2007

•	The Company has added the organizational documents of the intermediate holding companies to the Exhibit Index.

*    *    *    *    *    *

Och-Ziff Capital Management Group LLC

August 14, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission

Pamela Long

Andrew Schoeffler

Patricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Joel M. Frank

Jeffrey C. Blockinger

Sullivan & Cromwell LLP

Jay Clayton

Glen T. Schleyer